April 7, 2006

Mailstop 6010

Searchlight Minerals Corp.
c/o Camlex Management (Nevada) Inc.
8275 Eastern Avenue, Suite 200
Las Vegas, Nevada 89123



Re:	Searchlight Minerals Corp.
	Registration Statement on Form SB-2
	Filed April 3, 2006
	File No. 333-132929


Dear Camlex Management (Nevada) Inc.:

	This is to advise you that a preliminary screening of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, please amend the filing to update the financial statements and other related disclosures of the registrant in accordance with Item 310(g) of Regulation S-B. This updating requirement also applies to information provided in Management`s Discussion and Analysis or Plan of Operation, Summary Financial Information and elsewhere in the filing. We will defer review of your registration statement until you file such amendment, at which time we will commence review of your filing and issue comments.

	You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

	You may contact Lynn Dicker at (202) 551-3616 or Brian
Cascio,
Accounting Branch Chief, at (202) 551-3676 if you have questions regarding the financial statements. You may contact Alan Morris at
(202) 551-3601 if you have any other questions.


							Sincerely,



							Peggy Fisher
							Assistant Director

cc.	 Conrad Y. Nest
	Via Facsimile (360)332-2291


Searchlight Minerals Corp.
c/o Camlex Management (Nevada) Inc.
April 7, 2006
Page 1